Room 4561

September 15, 2006

Michael Guangxin Li
Chief Executive Officer
Linktone Ltd.
5/F, Eastern Tower, No. 689
Beijing Dong Road
Shanghai 200001
People's Republic of China

   Re: **Linktone Ltd.**
     Form 20-F for Fiscal Year Ended December 31, 2005
     Filed June 30, 2006
     File no. 000-50596

Dear Mr. Guangxin Li:

  We have completed our review of your Form 20-F and do not, at this time, have any further comments.

         Sincerely,

         Kathleen Collins
         Accounting Branch Chief